UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 22, 2024, SMX (Security Matters) Public Limited Company (the “Company”) filed a Report on Form 6-K (the “Original 6-K”) to publicly disclose, among other things, that the Company entered into a Stock Purchase Agreement (the “SPA”) with Generating Alpha Ltd. (“Alpha”), pursuant to which Alpha has committed to purchase from time to time from the Company, up to $30,000,000 of our ordinary shares, subject to the terms and conditions specified in the SPA.

The SPA was attached as Exhibit 10.1 to the Original 6-K, and inadvertently included a sentence that was not included in the final, agreed-upon and executed SPA. This Amendment No. 1 to Form 6-K is being filed to amend the Original 6-K solely to refile the corrected, as-executed SPA. There are no other modifications or updates to any of the information made in the Original 6-K.

Exhibit Number	Description
10.1	Stock Purchase Agreement and Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 18, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer